UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1607, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100102

People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

9F Inc. Enters into Agreements with a Certain Service Provider

This current report on Form 6-K was submitted in connection with a service agreement and a warrant agreement entered into by 9F Inc. (the “Company”).

On November 5, 2021, the Company, through one of its subsidiaries, entered into a service agreement (the “Service Agreement”) with a third-party service provider (the “Service Provider”), pursuant to which the Service Provider will provide the Company with certain consulting and marketing services as well as user management services with respect to certain of the Company’s users. The consideration payable for the services provided by the Service Provider under the Service Agreement will be settled in the form of the issuance of 44,788,667 warrants (the “Warrants”) by the Company, each Warrant entitling the Service Provider to receive one class A ordinary share of the Company, par value $0.00001 per share. The terms and conditions applicable to the Warrants are further set forth in a warrant agreement entered into between the Company and the Service Provider on the same day (the “Warrant Agreement”). Pursuant to the Service Agreement, the Company is entitled to review the quality of the services provided by the Service Provider and, based on the result of such review, to deduct and unilaterally withhold a certain portion of the service fees payable to the Service Provider which deduction and withholding may be done by way of the cancellation of a corresponding amount of Warrants or class A ordinary shares issued thereunder. The Warrant Agreement also provides that the exercise of the Warrants is subject to certain conditions being fulfilled and the total number of Warrants that may be exercised by the Service Provider at a given time will be determined by the Company at its sole discretion based on a review of the services provided by the Service Provider.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the quality and successful provision of service under the Service Agreement, the actual amount of Warrants to be issued or exercised and the actual number of class A ordinary shares to be received by the Service Provider, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this Form 6-K is as of the date of this Form 6-K, and 9F Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: November 5, 2021

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